                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-04195



                          Prospectus Supplement No. 3
                                       to
                         Prospectus Dated July 18, 1998

                                   ----------

                              GCR HOLDINGS LIMITED

                                ORDINARY SHARES
                          (par value $0.10 per share)

                                   ----------


        SEE "RISK FACTORS" ON PAGES 13 THROUGH 23 OF THE PROSPECTUS DATED JULY 18, 1996 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE ORDINARY SHARES.

        The Ordinary Shares have been approved for quotation in the Nasdaq National Market under the symbol "GCREF."


                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

        This Prospectus Supplement, together with the Prospectus dated July 18, 1996, has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Ordinary Shares related to market-making transactions, at prevailing market prices, related prices or negotiated prices. This Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution."


                              GOLDMAN, SACHS & CO.

                                   ----------

          The date of this Prospectus Supplement is November 5, 1996.



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        This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated July 18, 1996 (the "Prospectus"). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

        The closing for the Offering referred to in the Prospectus occurred on July 24, 1996. The underwriters exercised a portion of their over-allotment option which represented 600,000 shares on July 29, 1996. The closing for the shares represented by the underwriters' over-allotment option occurred on August 1, 1996.

        On November 4, 1996, the Company issued a press release, a copy of which is attached hereto and deemed to be a part hereof.



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
[GCR Holdings Limited Letterhead]

FOR IMMEDIATE RELEASE

CONTACT:        Lawrence S. Doyle               Andrew R. Baer
                Frederick W. Deichmann          Tracey T. Stearns
                GCR Holdings Limited            Kekst and Company
                441-292-9415                    212-593-2655


                      GCR REPORTS FISCAL YEAR 1996 RESULTS

Hamilton, Bermuda. November 4, 1996 -- GCR Holdings Limited (Nasdaq:GCREF) today reported that net income for the fourth quarter of its 1996 fiscal year was $17.6 million, or $0.70 per share, compared to $17.1 million, or $0.73 per share, in the fourth quarter of the prior fiscal year. Net income for the 1996 fiscal year ended September 30, 1996, was $90.8 million, or $3.63 per share, compared to $90.7 million, or $3.94 per share, for the 1995 fiscal year. Pro forma net income per share was $0.71 and $0.69 for the quarters and $3.64 and $3.65 for the fiscal years ended September 30, 1996 and 1995, respectively, after giving effect to shares issued pursuant to sponsor options as if those shares were outstanding for all periods and shares repurchased as if those shares were constructively retired for all periods. Net operating income, excluding net realized gains and losses on investments, for the year was $90.8 million, or $3.63 per share, compared to $90.3 million, or $3.92 per share, in the prior year.

For the Company's fourth quarter, premiums written were $20.1 million, compared to $17.1 million for the fourth quarter of the prior fiscal year. Premiums earned were $30.5 million and $32.9 million for the quarters ended September 30, 1996 and 1995, respectively. Premiums written for the year ended September 30, 1996, were $119.8 million, compared to $136.9 million in the prior year. Premiums earned were $124.5 million for the year, compared to $120.6 million in the 1995 fiscal year.

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
Lawrence S. Doyle, President and Chief Executive Officer, said "We are pleased with our earnings performance for the quarter and 1996 fiscal year. Despite losses of $6.8 million from Hurricane Fran in our fourth quarter, our loss experience and our loss ratio remain very favorable by industry standards. We believe this is a result of our disciplined underwriting strategy. The year over year decline in written premium resulted from pricing competition related to very favorable loss experience. The quarter's written premium was positively impacted by the shift in renewal date of a significant program from the third to the fourth quarter of our fiscal year. Although continued softness in the property catastrophe market can be expected in the near term, pricing on our overall book and in the property catastrophe market generally is still very attractive on a historical basis.

"Our strong operating results have allowed GCR to maintain a $0.62 quarterly dividend which is consistent with our goal of paying 60% - 80% of operating earnings for the prior fiscal year, subject to loss experience and other factors.

"The Company recently announced its establishment of a Lloyd's corporate syndicate providing capacity for marine insurance. This initiative, while relatively modest in size, is expected to have a positive impact on earnings in the Company's 1997 fiscal year."

Investment income in the most recent year was $29.0 million, compared to $32.7 million in the prior year, reflecting declining yields and the elimination of our debt in late February.

Total revenues for the fourth quarter were $36.6 million, down 15% from $43.0 million in 1995 as a result of decreases in premiums earned and investment income and increased realized investment losses. Total revenues for the year ended September 30, 1996, were $153.3 million, essentially level with the $153.6 million reported for the year ended September 30, 1995.

For the quarter, loss and loss expenses were $10.6 million, an improvement of 29.5% compared to $15.0 million for the fourth quarter of fiscal 1995. Loss and loss expenses for

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
the year were $28.0 million, compared to $35.3 million last year, an improvement of 20.6%. GCR was affected by two catastrophic events in the 1996 fiscal year: Hurricane Opal, which struck the Florida Panhandle in October 1995, and Hurricane Fran, which struck the coast of North Carolina in September 1996. The Company's loss ratio -- i.e., the ratio of losses and loss expenses to earned premium -- was 34.8% for the quarter and 22.5% for the year ended September 30, 1996, compared to 45.7% and 29.3% for the fourth quarter of fiscal 1995 and prior year.

Acquisition expenses were $5.4 million for the fourth quarter of fiscal 1996, compared to $5.2 million for the fourth quarter of fiscal 1995 and $20.0 million for the year, compared to $17.1 million a year ago. The increase in acquisition expenses is related to a changing mix of business. General and administrative expenses decreased 20% to $3.0 million for the quarter compared to the prior year reflecting public offering expenses included in the fourth quarter of fiscal 1995 which were largely absent in the fourth quarter of fiscal 1996. General and administrative expenses increased 25% to $10.7 million for the year reflecting additions to the Company's staff, compensation expense related to adjustments in the exercise price of outstanding options and certain non-recurring expenses associated with the initial public offering in December 1995 and the second public offering in July 1996. The Company's combined ratio was 44.0% for the 1996 fiscal year, compared to 47.9% for the 1995 fiscal year due to favorable underwriting results.

An initial public offering of 7.6 million shares of the Company held on behalf of existing shareholders was completed on December 22, 1995. In connection with the offering, the Company's sponsors exercised all of their options to acquire
3.3 million shares at an aggregate exercise price of $36.3 million, which was added to the capital of the Company. A second public offering of 5.4 million shares held on behalf of existing shareholders was completed on July 24, 1996. A company subsidiary repurchased one million shares in that offering.

Total assets at September 30, 1996, were $516.8 million, compared to $597.6 million at September 30, 1995, reflecting the utilization of investment assets to full repay borrowings

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under the Company's line of credit and dividends to shareholders. Shareholders'
equity increased from $356.4 million at the 1995 fiscal year end, September 30, 1995, to $417.0 million at September 30, 1996. Book value per share increased from $15.07 (on a pro forma basis, giving effect to the exercise of sponsor options and shares repurchased) to $16.87 per share over the same period.

On October 31, 1996, the Board of Directors declared a dividend of $0.62 per share payable on November 27, 1996, to shareholders of record on November 14, 1996.

GCR Holdings Limited provides property catastrophe, property risk excess-of-loss, property pro rata, marine, energy and satellite reinsurance to insurers on a worldwide basis through its wholly-owned subsidiary, Global Capital Reinsurance Limited.

                                      ###


                        (Financial information follows)



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
GCR HOLDINGS LIMITED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE DATA)

                                                                SEPTEMBER 30            SEPTEMBER 30
                                                                   1996                    1995
                                                                ------------            ------------
ASSETS

Fixed maturity investments, at fair value (amortized
  cost $438,393 and $484,858)..............................      $438,204                $485,322
Cash and cash equivalent...................................        14,070                  41,490
Premiums receivable........................................        45,542                  49,716
Accrued investment income..................................         8,941                  10,073
Deferred acquisition costs.................................         9,416                  10,257
Other assets...............................................           667                     783
                                                                 --------                --------
Total Assets...............................................      $516,840                $597,641
                                                                 ========                ========

LIABILITIES

Reserve for losses and loss expenses......................       $ 39,934                $ 33,390
Unearned premium reserve..................................         57,029                  61,688
Loss payable..............................................             --                 142,000
Accrued expenses..........................................          2,840                   4,166
                                                                 --------                --------
Total Liabilities.........................................         99,803                 241,244
                                                                 ========                ========

SHAREHOLDERS' EQUITY

Share capital (par value $0.10; authorized
  50,000,000 shares; issued and outstanding
  24,674,255 and 22,361,000).............................           2,467                   2,236
Paid-in capital..........................................         355,295                 338,353
Notes receivable for shares issued.......................          (1,359)                 (1,783)
Unrealized gains (losses) on investments, net............            (129)                    464
Retained earnings........................................          60,763                  17,127
                                                                 --------                --------
Total Shareholders' Equity...............................         417,037                 356,397
                                                                 --------                --------
Total Liabilities and Shareholders' Equity...............         516,840                 597,641
                                                                 --------                --------
Pro firma value per share (giving effect to sponsor
  warrant exercise and share repurchase).................        $  16.87                $  15.07

                                  Page 7 of 8
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GCR HOLDINGS LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                     QUARTER ENDED SEPT. 30       YEAR ENDED SEPT. 30
                                                   -------------------------   -------------------------
                                                       1996          1995          1996          1995
                                                   -----------   -----------   -----------   -----------
                                                   (UNAUDITED)   (UNAUDITED)
REVENUES

Premiums written................................   $    20,063   $    17,139   $   119,802   $   136,884
Change in unearned premiums.....................        10,387        15,737         4,659       (16,328)
                                                   -----------   -----------   -----------   -----------
Premiums earned.................................        30,450        32,876       124,461       120,556
Investment income, net..........................         6,359         8,755        28,964        32,651
Realized gains (losses) on investments, net.....          (112)        1,718           (17)          391
Exchange gain (loss)............................           (89)         (339)         (147)          (20)
                                                   -----------   -----------   -----------   -----------
Total Revenues..................................        36,608        43,010       153,261       153,578
                                                   -----------   -----------   -----------   -----------


EXPENSES

Losses and loss expenses.......................         10,580        15,016        28,028        35,293
Acquisition expenses...........................          5,442         5,198        20,025        17,063
General and administrative expenses............          2,955         3,705        10,722         8,602
Interest expense...............................             --         1,964         3,724         1,964
                                                   -----------   -----------   -----------   -----------
Total Expenses.................................         18,977        25,883        62,499        62,992
                                                   -----------   -----------   -----------   -----------

Net Income.....................................         17,631        17,127        90,762        90,656

Retained earnings, beginning of period.........         58,430       103,344        17,127        29,815
Dividends to shareholders......................        (15,298)     (103,344)      (47,126)     (103,344)
                                                   -----------   -----------   -----------   -----------
Retained earnings, end of period...............    $    60,763   $    17,127   $    60,763   $    17,127
                                                   ===========   ===========   ===========   ===========
Net income per share...........................    $      0.70   $      0.73   $      3.63   $      3.94

Pro forma net income per share
  (giving effect to sponsor warrant exercise
  and share repurchase)........................    $      0.71   $      0.69   $      3.64   $      3.65

Weighted average shares outstanding............     25,175,808    23,462,371    24,989,506    23,009,828

Loss ratio.....................................          34.8%         45.7%         22.5%         29.3%
Expense ratio..................................          23.1          20.8          21.5          18.6
                                                         -----         -----         -----         -----
Combined ratio.................................          57.9%         66.5%         44.0%         47.9%
                                                         =====         =====         =====         =====


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